

IAMGOLD
CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD UPDATES PRODUCTION GUIDANCE FOR 2015 AND EXPRESSES CONFIDENCE IN THE LONG-TERM VIABILITY OF THE WESTWOOD MINE

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, June 29, 2015 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announces that following an intensive review of the impact of a localized seismic event that took place on May 26, 2015 at the Company’s Westwood Mine in Quebec, IAMGOLD remains confident in the long-term viability of the mine. In the short-term, however, the Company’s Q2 2015 production is expected to be slightly below the production of 208,000 ounces in Q1 2015 and this has led to a downward revision of the Company’s production guidance to a range of 780,000 to 815,000 ounces for 2015. Although the cost impact is still being assessed, the lower production guidance is expected to adversely impact Westwood’s production costs.

The review confirmed the Westwood mine’s positive attributes of:

- a continued ability to operate following the May seismic event;
- an average grade of measured and indicated resources of over 11 g/t gold, as previously disclosed (see news release dated February 18, 2015);
- its anticipated long mine life of approximately 20 years;
- an exploration upside;
- location in the prolific Abitibi region of Quebec;
- the potential to be IAMGOLD’s lowest cost mine when ramped up to full production;
- excellent reconciliation on grade, recovery and dilution; and
- a strong mine management and workforce with over 30 years of experience at Westwood’s predecessor mines: Doyon and Mouska.

IAMGOLD’s President and CEO, Steve Letwin said, “ Safety is our number one priority. We and the other companies mining underground in the region know that this district is prone to seismic activity and we are taking the necessary measures to keep our excellent safety record intact. Westwood is still in its infancy and similar to mines in the area, we expect it to have growing pains as we gain operational experience in this mining environment.

“Our current focus is to invest further in the development of the mine to ensure a safe operation and to optimize Westwood’s long-term production profile. A recent visit by investors and my own visit to Westwood last week have strengthened my confidence that we have the experience and the quality of mine management in place to develop Westwood’s high grade potential to become our lowest cost mine and a strong contributor to IAMGOLD’s long-term future.”

GOLD PRODUCTION GUIDANCE FOR 2015

The initial assessment of the May seismic event was inconclusive regarding the impact of the event on annual production for Westwood and, therefore, guidance was not changed at that time. Further investigation has shown that the extent of the seismic event will have a more significant impact on 2015 production than originally indicated.

Full-year production guidance for Westwood was originally provided as a range from 110,000 to 130,000 ounces of gold and that range has now been changed to 60,000 to 75,000 ounces of gold. This adjustment is slightly offset by the expectation of an additional 10,000 ounces of attributable gold production from the Company’s joint venture mines in Mali.

The impact of these two adjustments to the Company's attributable annual production guidance is a net reduction of 40,000 ounces or 4.9% to the bottom end of the range and 45,000 ounces or 5.2% to the top end of the guidance range.   The revised guidance for attributable gold production for 2015, as shown on the following table, is now a range of 780,000 to 815,000 ounces.

IAMGOLD 2015 Guidance	New	Previous
Rosebel (000s oz)	290 - 300	290 - 300
Essakane (000s oz)	360 - 370	360 - 370
Westwood (000s oz)	60 - 75	110 - 130
Total owner-operator production (000s oz)	710 – 745	760 - 800
Joint ventures (000s oz)	70	60
Total attributable production (000s oz)	780 - 815	820 - 860

The Westwood team, working with external experts, have commenced an action plan to complete the analysis of the seismic event and have put together a rehabilitation and recovery plan for the zones affected. Mining continues in the unaffected areas.

Qualified Persons
The technical information in this news release was reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "2015 Production and Cost Guidance, 2015 Capital Expenditure Forecast and 2015 Exploration Plan", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "assumption", "forecast", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward- looking information and forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves;

adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.